PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2004 SEP 30 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045185

20 September 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

New GKN PLC

Dear Sirs,

GKN plc - Directors' Interests in Shares

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

PROCESSED
SEP 30 2004
THOMSON FINANCIAL

Enc.

dw 9/30

EXPECT

GKN plc

Directors' Interests in Shares

Awards of conditional rights to 50p ordinary shares of GKN plc (the 'Company') under the GKN Long Term Incentive Plan 2004 were made on 16 September 2004 to the following Executive Directors of the Company:

Director	Number of shares the subject of the award	Total number of shares the subject of conditional awards following this notification
Mr K Smith	223,970	535,120
Mr R J Clowes	124,900	327,200
Mr I R Griffiths	159,000	401,500
Mr N M Stein	128,540	338,990

The shares will only become capable of release to Executive Directors to the extent that certain performance criteria are satisfied by the Company over the 3 year performance period which commenced on 1 January 2004. Release is also conditional upon the Executive Director satisfying a personal shareholding requirement. Shares will not be released to Executive Directors for a further 1 year after the end of the performance period.

Grants of share options over 50p ordinary shares of the Company under the GKN Executive Share Option Scheme 2004 were also made on 16 September 2004 to the following Executive Directors of the Company:

Director	Number of shares over which option granted	Total number of shares over which options held following this notification
Mr K Smith	347,332	1,516,477
Mr R J Clowes	274,403	919,400
Mr I R Griffiths	349,315	1,068,286
Mr N M Stein	282,395	973,241

The options are exercisable at a price of 219p per share during the period 16 September 2007 to 15 September 2014. The options are exercisable to the extent that certain performance criteria are satisfied by the Company over the 3 year performance period, which commenced on 1 January 2004, and the satisfaction by the Executive Director of a personal shareholding requirement.

G. Denham
Company Secretary

17 September 2004